UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-TR: Annual Report
☐ Form C-TR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Adaptogens, PBC

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      July 15, 2021

Physical address of issuer
1601 29th St STE 1292 PMB 1017, Boulder, CO 80301

Website of issuer
https://wearerasa.com/

Reason for Termination of Reports
Issuer has filed one annual report and has fewer than 300 holders of record

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lenny Chase
_____
(Signature)

Lenny Chase
_____
(Name)

Co-Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/Lopa Kay van der Mersch
_____
(Signature)

Lopa Kay van der Mersch
_____
(Name)

Co-Chief Executive Officer & Founder
_____
(Title)

2024-05-16
_____
(Date)

/s/Lenny Chase
(Signature)

Lenny Chase
(Name)

Co-Chief Executive Officer
(Title)

2024-05-16
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.